Filed by Agriculture & Natural Solutions Acquisition Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Agriculture & Natural Solutions Acquisition Corporation

Commission File No.: 001-41861

Australian Food & Agriculture Company Limited ABN 38 005 858 293

29 August 2024

Australian Food and Agriculture Company Limited enters into an AUD$780 million business combination with Agriculture & Natural Solutions Acquisition Corporation

SYDNEY, AUSTRALIA: Australian Food and Agriculture Company Limited (“AFA” or the “Company”) would like to announce that it has entered into a business combination agreement with Agriculture & Natural Solutions Acquisition Corporation (“ANSC”) for AUD$780 million (“Business Combination”).

ANSC, a NASDAQ listed company, completed an initial public offering in November 2023 with the purpose of completing an initial business combination with companies in the agriculture sector that may provide opportunities for attractive risk-adjusted returns and benefits from sustainability objectives.

AFA is expected to continue to operate as a large-scale, diversified agricultural business across its three freehold title land aggregations including its livestock, irrigated cropping, dryland cropping, merino stud and feedlot operations. AFA’s experienced ~70 person management and support staff team will continue to run the business together with certain individuals from Impact Ag Partners LLC, a leading regenerative agriculture company and a co-sponsor of ANSC.

ANSC intends, through the Business Combination and any subsequent acquisitions the combined company may make after closing of the Business Combination, to create an attractive agricultural decarbonisation and premium product company. ANSC believes that certain characteristics of AFA are in line with several key themes identified by ANSC during its initial public offering as favourable characteristics of a target, specifically:

•	a world class real asset at scale with downside protection through underlying asset value;

•	decarbonisation potential from several sources;

•	favourable water assets; upside through operations and optimisation;

•	diversification of revenues via the range of products, weather, and decarbonisation potential;

•	premiumisation potential through branding; and

•	renewable energy potential.

CEO of ANSC, Bert Glover, said, “ANSC is proud to build on AFA’s legacy of agricultural production and work together with the AFA management team to unlock the next chapter for this prominent portfolio of properties, which includes the home of the modern Australian Merino.”

AFA Chair, Alastair Provan, said “We have built the AFA business over 30 years through the combination of three major Australian farmland aggregations. We have undertaken the sale reluctantly following the death of our founding director Colin Bell, to enable estate planning and the restructure of our shareholders’ affairs. We are pleased to enter into this agreement to pass the business to ANSC who intends to continue to operate it with our existing staff as a major diversified agricultural enterprise.”

Upon closing of the Business Combination, the combined company, Agriculture & Natural Solutions Company Limited, an Australian company (“NewCo”), is expected to be listed on the New York Stock Exchange (“NYSE”), or such other stock exchange agreed to by the parties and trade under the ticker symbol “AFAE”.

Australian Food & Agriculture Company Limited ABN 38 005 858 293

Today’s announcement follows an extensive sale process undertaken by AFA and its advisers and remains subject to the approval of ANSC’s shareholders and the satisfaction or waiver of other closing conditions such as regulatory approvals, including confirmation from the Treasurer of the Commonwealth of Australia (the “Treasurer”) that the Commonwealth Government does not object to the Business Combination (colloquially known as “FIRB Approval” given the Foreign Investment Review Board’s (“FIRB”) role in advising the Treasurer).

Bell Potter Securities Limited is serving as exclusive financial advisor to AFA.

ABOUT AFA

AFA is a large-scale, diversified agricultural business established by the late Colin Bell in 1993 with the acquisition of the historic ‘Burrabogie’ station. AFA now operates one of the largest agricultural portfolios in New South Wales, Australia consisting of three major freehold title land aggregations within the Deniliquin, Hay and Coonamble districts, which total approximately 225,000 hectares, and a water portfolio of approximately 55,000 megalitres. AFA’s portfolio includes some of Australia’s most iconic properties, including ‘Boonoke’, ‘Burrabogie’, ‘Wanganella’ and ‘Wingadee’. The company has total livestock carrying capacity of approximately 247,000 dry sheep equivalent across its sheep wool and meat and cattle operations (excluding the Conargo feedlot). AFA also operates the historic Wanganella and Poll Boonoke merino sheep studs, amongst the most highly regarded studs in Australia. AFA’s cropping operations are characterised by flexibility amongst crop types, geographies and seasons. Key crops include irrigated cotton, irrigated rice, wheat, barley, canola, corn, chickpeas and faba beans. More recently, the Company has developed the state-of-the-art Conargo feedlot with a licensed capacity of 12,000 standard cattle units.

ABOUT ANSC

ANSC was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination. ANSC represents a further expansion of its sponsors’ 18-year franchise in low-carbon investments, having established industry leading, scaled companies with more than $6 billion of equity invested in renewables.

FORWARD LOOKING STATEMENTS

This document includes certain statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the parties’ ability to consummate the Business Combination; NewCo’s ability to become listed on a stock exchange; the benefits and financial outcome of the Business Combination and the use of proceeds therefrom; the future financial performance, strategy and plans of NewCo, including ANSC’s objectives for NewCo, following the Business Combination; AFA’s potential branding and renewable energy prospects; performance of AFA’s management and staff and their continued involvement with AFA; NewCo’s management and staff and their participation in operations of NewCo; AFA’s and NewCo’s decarbonization potential and the impact of products, weather and decarbonization potential on financial performance; the availability of certain resources; and the expected makeup of NewCo’s management. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are outside of ANSC, NewCo or AFA’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements.

Accordingly, forward-looking statements should not be relied upon as representing ANSC’s, AFA’s or NewCo’s views as of any subsequent date, and none of ANSC, AFA or NewCo undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. None of NewCo, ANSC or AFA gives any assurance that any of NewCo, ANSC or AFA will achieve its expectations. You should not place undue reliance on these forward-looking statements. As a result of a

DENILIQUIN Boonoke Warriston Peppinella Wanganella Zara Barratta

COONAMBLE Wingadee Netherway HAY Burrabogie Mulberrygong Kolora Wahwoon North Cobran

Australian Food & Agriculture Company Limited ABN 38 005 858 293

number of known and unknown risks and uncertainties, NewCo’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the ability of the parties to complete the Business Combination by ANSC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ANSC; (ii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal, regulatory or governmental proceedings that may be instituted against NewCo, ANSC or AFA or any investigation or inquiry following announcement of the Business Combination, including in connection with the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain approval of ANSC’s shareholders or a failure to obtain FIRB Approval; (v) AFA’s and NewCo’s success in retaining or recruiting, or changes required in, their officers, key employees or directors following the Business Combination; (vi) the ability of the parties to obtain the listing of the ordinary shares in the capital of NewCo (“NewCo Ordinary Shares”) and warrants to purchase NewCo Ordinary Shares on the NYSE or another national securities exchange upon the closing of the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of AFA as a result of the announcement and consummation of the transactions described herein; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination, which may be affected by, among other things, competition and the ability of AFA to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its key employees; (x) the ability of the parties to consummate any potential financing transaction; (xi) the use of proceeds from any potential financing transaction by NewCo; (xii) the risk that there will be insufficient cash raised through any potential financing transaction, or that the amount of redemptions by ANSC’s public shareholders is greater than expected; (xiii) the management and board composition of NewCo following completion of the Business Combination; (xiv) limited liquidity and trading of NewCo’s securities; (xv) geopolitical risk and changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for AFA to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of NewCo’s securities and the attractiveness of the Business Combination to investors; (xvi) the possibility that AFA may be adversely affected by other economic, business, and/or competitive factors; (xvii) operational risks; (xviii) the possibility that a pandemic or major disease disrupts AFA’s business; (xix) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on AFA’s resources; (xx) the risks that the consummation of the Business Combination is substantially delayed or does not occur including the risk that the transaction may not be completed by ANSC’s business combination deadline and the potential failure to obtain extensions of the business combination deadline if sought by ANSC; and (xxi) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in ANSC’s, AFA’s and NewCo’s other filings with the SEC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

No Offer or Solicitation

This communication relates to the proposed Business Combination between AFA and ANSC. This document shall not constitute a “solicitation” of a proxy, consent, or authorization, as defined in Section 14 of the Exchange Act, with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer, or a solicitation of an offer, to buy, sell, or exchange any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, sale or exchange of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Additional Information About the Business Combination and Where To Find It

In connection with the proposed Business Combination, ANSC, NewCo and AFA intend to file a registration statement on Form F-4 relating to the Business Combination (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus of ANSC in connection with the meeting of ANSC’s shareholders to approve the Business Combination and certain other related matters described in the Registration Statement. The

DENILIQUIN Boonoke Warriston Peppinella Wanganella Zara Barratta

COONAMBLE Wingadee Netherway HAY Burrabogie Mulberrygong Kolora Wahwoon North Cobran

Australian Food & Agriculture Company Limited ABN 38 005 858 293

Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at the ANSC shareholders’ meeting. This document does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ANSC, AFA and NewCo may also file other documents with the SEC regarding the Business Combination. INVESTORS AND SECURITY HOLDERS OF ANSC AND OTHER INTERESTED PERSONS ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, ANY AMENDMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ANSC, NEWCO, AFA, AND THE BUSINESS COMBINATION. After the Registration Statement is declared effective by the SEC, ANSC will mail the definitive proxy statement/prospectus relating to the Business Combination to its shareholders as of the record date established for voting on the Business Combination.

Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other relevant materials in connection with the Business Combination without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Agriculture & Natural Solutions Acquisition Corporation, 712 Fifth Avenue, 36th Floor, New York, NY 10019.

Participants in the Solicitation

ANSC, NewCo, AFA and their respective directors and executive officers and related persons may be deemed participants in the solicitation of proxies from ANSC’s shareholders in connection with the Business Combination. ANSC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ANSC and their direct or indirect interests therein in ANSC’s Form 10-K filed with the SEC on March 28, 2024 (File No. 001-41861), including, without limitation, “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ANSC’s shareholders in connection with the Business Combination and other matters to be voted upon at the ANSC shareholders’ meeting will be set forth in the proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described above.

Financial Information

The financial information and data contained in this document is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the Registration Statement to be filed with the SEC.

All monetary figures included in this document are reflected in U.S. dollars unless otherwise indicated.

Non-GAAP Financial Measures

This document also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, EBITDA, and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing AFA’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that ANSC’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. ANSC, NewCo and AFA believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to AFA’s financial condition and results of operations. ANSC, NewCo and AFA believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing AFA’s financial measures with other similar

DENILIQUIN Boonoke Warriston Peppinella Wanganella Zara Barratta

COONAMBLE Wingadee Netherway HAY Burrabogie Mulberrygong Kolora Wahwoon North Cobran

Australian Food & Agriculture Company Limited ABN 38 005 858 293

companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which items of expense and income are excluded or included in determining these non-GAAP financial measures.

Media Contact

Georgie Robertson

0417 217 369

georgie@regionalpr.com.au

DENILIQUIN Boonoke Warriston Peppinella Wanganella Zara Barratta

COONAMBLE Wingadee Netherway HAY Burrabogie Mulberrygong Kolora Wahwoon North Cobran